Exhibt 99.4

NTT DATA Germany and NICE Forge Strategic Partnership to Improve Customer
Experiences and Drive Cloud Transformations with CXone

Alliance places NTT DATA as a preferred vendor in the D-A-CH area to offer the full NICE portfolio, including cloud, analytics and automation

Hoboken, N.J., November 9, 2020 – NICE (Nasdaq: NICE) today announced a strategic partnership with NTT DATA Germany a leading Business-and IT-solution provider. The aim of the partnership is to jointly provide a broad portfolio of customer experience solutions to clients in Germany, Austria and Switzerland, based on the combined strengths of both partners. As a strategic partner in the EMEA region, NTT DATA will sell and support the entire NICE solution suite, including CXone, NICE Nexidia Analytics and NICE Robotic Automation.

Klaus-Dieter Schulze, Senior Vice President Advisory Services at NTT DATA, said, “NICE's solutions portfolio strongly aligns with our vision of cutting-edge innovation in the fields of Customer Experience and Automation. We believe it drives real value to organizations and makes a difference in the lives of their customers. We are very pleased to have established this partnership with NICE.”

John O’Hara, President, NICE EMEA, said, “This pandemic has proven the importance of solutions that drive agility in adapting to dynamic environments, ensuring continuity as well as exceptional customer and employee experiences. We are delighted to extend the power of our solutions in the DACH market by collaborating with NTT DATA and believe it will open up the full potential of excellent customer experience solutions to companies in the region. I am confident that together we will enable organizations of all sizes and across sectors to transform their business through our powerful cloud, analytics and robotics solutions.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

About NTT DATA
NTT DATA – a part of NTT Group – is a trusted global innovator of IT and business services headquartered in Tokyo. We help clients transform through consulting, industry solutions, business process services, IT modernization and managed services. NTT DATA enables clients, as well as society, to move confidently into the digital future. We are committed to our clients’ long-term success and combine global reach with local client attention to serve them in over 50countries. Visit us at de.nttdata.com.

Press Contact
NTT DATA Deutschland GmbH, Katja Friedrich, Tel.: +49 172 7395234, E-Mail: Katja.Friedrich@nttdata.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.